Exhibit 99.3

CNOOC LIMITED

Press Release - For Immediate Release

CNOOC Limited Announces Appointment of Chairman

and Chairman of the Nomination Committee

(Hong Kong, November 18, 2019) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced Mr. Wang Dongjin, an existing Non-executive Director of the Company, has been appointed as Chairman and Chairman of the Nomination Committee of the Company with effect from 18 November 2019. Mr. Wang no longer serves as Vice Chairman of the Board with effect from 18 November 2019.

The Board would like to take this opportunity to offer Mr. Wang its sincere congratulations on his appointment as the Chairman of the Company.

Wang Dongjin

Born in 1962, Mr. Wang is a professor-level senior engineer and received a Bachelor of Science degree in Petroleum Drilling from Development Department of China University of Petroleum and a Doctor of Science degree in Petroleum Engineering Management from China University of Petroleum-Beijing in 2012. From July 1995 to December 1997, he was appointed as Deputy Director-General of Jiangsu Petroleum Exploration Bureau. From December 1997 to October 2002, he was appointed as Vice President of China National Oil & Gas Exploration and Development Corporation (“CNODC”). From December 2000 to October 2002, he also served as President of CNPC International (Kazakhstan) Ltd. and President of AktobeMunai Gas Corp. From October 2002 to September 2008, he served as President of CNODC. From January 2004 to September 2008, he was appointed as Assistant President of China National Petroleum Corporation (“CNPC”) and Vice Chairman of CNODC. From September 2008 to March 2018, he served as Vice President of CNPC. From May 2011 to May 2014, he was concurrently appointed as Director of PetroChina Company Limited (“PetroChina”). From July 2013 to March 2018, he was concurrently appointed as President of PetroChina. From May 2014 to March 2018, he served as Vice Chairman of PetroChina. In March 2018, Mr. Wang was appointed as a Director of CNOOC. In October 2018, Mr. Wang was appointed as President of CNOOC. In October 2019, Mr. Wang was appointed as Chairman of CNOOC. On 27 April 2018, Mr. Wang was appointed as a Non-executive Director and a member of the Remuneration Committee of the Company. Mr. Wang has been appointed as the Vice Chairman of the Company with effect from 5 December 2018. Mr. Wang has been appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from 18 November 2019.

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks.  For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894-6225

Fax: +852-2576-1990

E-mail: CNOOC@hkstrategies.com